As filed with the Securities and Exchange Commission on May 25, 2010
             File Nos. 033-72416; 811-08200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

BRIDGEWAY FUNDS, INC.
(Exact Name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company (“Registrant”), on behalf of its series, the Small-Cap Momentum Fund, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 25th day of May, 2010.

Signature: BRIDGEWAY FUNDS, INC
 on behalf of its series, the Small-Cap Momentum Fund

By:      /s/Michael D. Mulcahy
Michael D. Mulcahy
President

Attest:    /s/Deborah L. Hanna
Deborah L. Hanna
Secretary